Exhibit 99.(a).(1).(V)

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Subject:  Stock Option Exchange Program Correction

Recently we noticed a minor error in the information detailing your Eligible Option grant as displayed on the Election Form on the Exchange Program Website.  In the online version of the Election Form, the expiration date of the Eligible Option granted to you on 11/01/01 at an exercise price of $3.63 was erroneously shown to be 11/30/2011.  The correct expiration date for this Eligible Option grant is 10/31/2011.  We have since corrected this error; however we wanted to bring it to your attention since you have already submitted your Election Form online.

No action is required on your part if this correction does not change your decision about participating in the Exchange Program as indicated in the Election Form already submitted by you.

Should you wish to change your election, please follow the instructions previously provided for changing or withdrawing your election prior to expiration of the Exchange Program.